SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number      0-30600

The Westaim Corporation

(Translation of registrant’s name into English)

144–4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBITS INDEX
Press Release
The Registrant's Quarterly Report to Shareholders
Form 52-109F2 Certification by CEO
Form 52-109F2 Certification by CFO

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: May 9, 2005	By:	/s/ Douglas H. Murray
Douglas H. Murray
Assistant Corporate Secretary

EXHIBITS INDEX

1.	Press Release re “Westaim announces 2005 first quarter results”.

2.	The Registrant’s quarterly report to shareholders for the first quarter 2005 which is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532).

3.	Form 52-109F2 Certification of Interim Filings by CEO.

4.	Form 52-109F2 Certification of Interim Filings by CFO.